Civic

THE PLATFORM FOR ACTIVISM



Thomas Connelly (He/Him) · 3rd

Co-Founder & COO at Civic

New York, New York, United States · Contact info

500+ connections

Civic

Georgetown University Walsh School of Foreign Service

Experience

Co-Founder & COO

Civic · Full-time

Aug 2020 – Present · 1 yr 7 mos

New York, New York, United States

Co-founder of Civic, a new mobile platform for civic engagement.

Campus Ambassador

The Andrew Goodman Foundation · Part-time

Jan 2020 – Dec 2020 · 12 mos

District of Columbia, United States

Director of GU Votes, Georgetown's student-led voting initiative in collaboration with the Andrew Goodman Foundation and the Georgetown Institute of Politics.

Public Interest Technology Summer Fellow

Princeton University · Internship

Jun 2020 – Aug 2020 · 3 mos

Princeton, New Jersey, United States

As a Public Interest Technology Fellow, worked with the Federal Trade Commission researching consumer protection, artificial intelligence, and anti-trust law.

Organizing Intern

Pete for America · Internship

Jun 2019 – Aug 2019 · 3 mos

South Bend, Indiana Area

Joined the national organizing team at Pete for America, working from South Bend, Indiana under the direction of the National Organizing Director.

GDISC Coordinator

Georgetown International Relations Club

Aug 2018 – May 2019 · 10 mos

Washington D.C. Metro Area

Led the organization of the Georgetown Diplomacy and International Security Conference.

Education

Georgetown University Walsh School of Foreign Service

Bachelor of Science in Foreign Service , International Politics

2017 – 2021